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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 42)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
                                --------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 42 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     Item 2 is hereby amended by adding the following at the end thereof:

     On May 7, 2001, Weyerhaeuser publicly announced that it had increased the price to be paid pursuant to the Weyerhaeuser Offer from $48.00 to $50.00 per Share, net to the seller in cash, without interest thereon (the "Revised Offer Price"), upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase, dated May 7, 2001 and in the revised Letter of Transmittal (together, the "Revised Offer").

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4 (a) is hereby amended by adding the following at the end thereof:

     At a meeting held on May 8, 2001, Willamette's Board of Directors carefully considered the terms and conditions of the Revised Offer, presentations by management and its legal and financial advisors and other relevant factors permitted by applicable law, including the social, legal and economic effects on employees, customers and suppliers of the Company and on the communities and geographical areas in which the Company and its subsidiaries operate, the economy of the state and the nation, the long-term as well as the short-term interests of the Company and its shareholders, as well as the possibility that these interests may be best served by the continued independence of the Company.

     FOR THE REASONS DESCRIBED BELOW, WILLAMETTE'S BOARD OF DIRECTORS UNANIMOUSLY CONCLUDED, AMONG OTHER THINGS, THAT THE REVISED OFFER IS INADEQUATE, DOES NOT REFLECT THE VALUE OR PROSPECTS OF THE COMPANY, AND IS NOT IN THE BEST INTERESTS OF THE COMPANY, ITS SHAREHOLDERS AND OTHER CONSTITUENCIES. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF WILLAMETTE COMMON STOCK REJECT THE REVISED OFFER, NOT TENDER THEIR SHARES TO THE PURCHASER AND WITHDRAW ANY SHARES THAT THEY MAY HAVE PREVIOUSLY TENDERED.

     Reasons for the Board of Directors' Recommendation.

     In reaching its conclusions and recommendation described above, Willamette's Board of Directors considered a number of factors, including the following:

     . Based on its familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the industries in which the Company operates and the Company's strong position in these industries, the Board believes that the Revised Offer Price is inadequate and that the Revised Offer does not reflect the long-term value inherent in the Company.

     . The opinion of Goldman Sachs, financial advisor to the Company, after reviewing with the Board many of the factors referred to herein and other financial criteria used in assessing an offer, that, as of May 8, 2001, the Revised Offer Price is



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          inadequate, from a financial point of view, to the Company's shareholders (other than Weyerhaeuser and its affiliates).

     . The fact that the premiums and multiples implied by the Revised Offer are well below those paid in recent comparable industry transactions. For instance, in its acquisition of Consolidated Papers (another highly regarded company in the sector), Stora Enso paid premiums of 34% relative to the 52-week high and 28% relative to the all-time high. In addition, in a number of recent transactions in the industry involving companies with business mixes similar to Willamette's, the average premium relative to the 52-week high was 20% and the average premium relative to the all time high was 17%.(1) The Revised Offer implies a 4% premium relative to Willamette's 52-week high and a discount of 2% to its all-time high.

     . The fact that as of May 4, 2001, the average stock price of a composite of shares of comparable companies in the industry (the "Industry Composite"(2)) had appreciated by approximately 28% since the public announcement of Weyerhaeuser's hostile proposal, suggesting that the premium implied by the Revised Offer is significantly lower than the 44% premium implied relative to the day prior to the public announcement of Weyerhaeuser's hostile proposal. In addition, as of May 4, 2001, the value of Weyerhaeuser's common stock had appreciated by approximately 33% over the same period of time. According to Weyerhaeuser, Willamette "is a unique fit with Weyerhaeuser's core products portfolio" and therefore, by their logic, Weyerhaeuser is the best proxy for Willamette. Although a portion of the recent appreciation in Weyerhaeuser's common stock may be attributable to the Proposed Merger, assuming Willamette had appreciated by 33%, the implied premium would be only 8%.(3)
--------------------

     (1) The selected transactions were Stora Enso Oyj/Consolidated Papers, Inc., International Paper Company/Champion International Corporation, and International Paper Company/Union Camp Corporation.

     (2) The "Industry Composite" is comprised of Boise Cascade Corporation, Georgia-Pacific Corporation, International Paper Company, Louisiana-Pacific Corporation, Smurfit-Stone Container Corporation, Temple-Inland, Inc., and Weyerhaeuser. All of the companies in the Industry Composite are included in the S&P Paper & Forest Products Index. The Board believes the companies included in the Industry Composite are most representative of Willamette's business mix. The market capitalizations of the companies in the Industry Composite range from $1.3 billion to $18.6 billion.

     (3) The stock price appreciation figures in this paragraph with respect to companies in the Industry Composite do not include reinvestment of dividends.


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     .    The fact that although the Company is not for sale, the Board believes that based on the $300 million in synergies that Weyerhaeuser has publicly stated (and the $330 to $645 million synergy range provided by Weyerhaeuser to the Company in a meeting in September 1998), and Wall Street research analysts' consensus earnings and cash flow estimates for Weyerhaeuser and the Company, Weyerhaeuser could pay significantly in excess of the Revised Offer Price for Willamette and still have the transaction be accretive to earnings. In November of 2000 Weyerhaeuser referred to their proposed transaction as "strongly accretive to cash flow and earnings per share" which the Board believes is further evidence that the Revised Offer is in the best interests of Weyerhaeuser's shareholders, not Willamette's.

     . The fact that the average annual return (including re-invested dividends) of the Willamette Common Stock has been nearly four times that of the Industry Composite over the period 1991 through November 10, 2000, and has almost matched the S&P 500 performance over that period (despite a very difficult decade for the industry and an extraordinarily good performance for the S&P 500).

     .    The fact that over the last ten years (through the end of fiscal
          2000), the Company's average annual earnings per share ("EPS") growth rate has exceeded 9%, while the EPS growth rate of the Industry Composite was approximately zero, on average. Willamette's EPS growth rate over this period was three times that of a large cap composite comprised of International Paper, Georgia-Pacific and Weyerhaeuser.

     . The opinion of Willamette's management that the Company has developed and executed a sound, proven strategy of increasing earnings through sales growth, operating efficiency and cost-reduction and their belief that the Company is among the low-cost integrated producers in its brown and white paper segments and highly competitive in its building products segment. In this regard, the Board noted that Willamette has consistently led the industry by most key financial metrics, such as operating margins and returns, and the Board believes that Willamette is well-positioned to continue this outperformance.

     . The fact that Willamette has undertaken significant value-enhancing initiatives over the last few years aimed at reducing costs, growing market opportunities and, most importantly, increasing EPS growth; management believes that these initiatives will add in excess of $300 to $400 million in annual earnings before interest, taxes, depreciation and amortization by 2004. The Board believes that this additional cash flow and earnings stream has not yet been reflected in the Company's share price (nor in the Revised Offer) and should result in higher long-term market value.

     . The opinion of the Company's management as to the Company's prospects for future growth and profitability, based on its knowledge of the Company's businesses, its views as to the Company's long-term strategic plan, the various


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          value-enhancing opportunities available to the Company in the future and recent trends and developments in the industry.

     . The Board believes that continuing the Company's strategic plan provides the flexibility to consider potential strategic transactions at a time that is more opportune for the Company's shareholders, not for Weyerhaeuser.

     . The Board's and management's commitment to protecting the best interests of the shareholders of the Company and enhancing the long-term value of the Company.

     In light of the above factors, Willamette's Board of Directors unanimously concluded, among other things, that the Revised Offer is inadequate, does not reflect the value or prospects of the Company, and is not in the best interests of the Company, its shareholders and other constituencies. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF WILLAMETTE COMMON STOCK REJECT THE REVISED OFFER, NOT TENDER THEIR SHARES TO THE PURCHASER AND WITHDRAW ANY SHARES THAT THEY MAY HAVE PREVIOUSLY TENDERED.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. In reaching its determination to reject the Revised Offer, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of its legal and financial advisors.

     Item 4(b) is hereby amended by adding the following paragraph at the end thereof:

          On May 8, 2001, Mr. Rogel telephoned Mr. Swindells to discuss the Revised Offer. Mr. Swindells informed Mr. Rogel that the Board had not yet met to consider the Revised Offer.

          On May 9, 2001, Willamette's Board of Directors sent a letter to Weyerhaeuser's Board of Directors regarding the Revised Offer. The form of the letter is included in a press release issued by Willamette on May 9, 2001 and filed as Exhibit (a)(2)(xxxxiv) hereto.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit (a)(2)(xxxxiv)   Form of press release issued by Willamette on May 9,
                         2001 (incorporated by reference to the Definitive
                         Additional Materials on Schedule 14A filed by the Company on May 9, 2001).

Exhibit (a)(2)(xxxxv)    Form of Investor Presentation dated May 2001
                         (incorporated by reference to the Definitive Additional
                         Materials on Schedule 14A filed by the Company on May
                         9, 2001).
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2001          WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer
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                                 EXHIBIT INDEX


Exhibit
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(a)(2)(xxxxiv)            Form of press release issued by Willamette on May 9,
                          2001 (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed by the Company on May 9, 2001).

(a)(2)(xxxxv)             Form of Investor Presentation dated May 2001
                          (incorporated by reference to the Definitive
                          Additional Materials on Schedule 14A filed by the Company on May 9, 2001).